December 17, 2018

Marc Angell
Chief Executive Officer
Music of Your Life, Inc.
3225 McLeod Drive, Suite 100
Las Vegas, NV 89103

       Re: Music of Your Life, Inc.
           Preliminary Information Statement on Schedule 14C
           Filed December 17, 2018
           File No. 000-54163

Dear Mr. Angell:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications